Exhibit 21.1

LIST OF SUBSIDIARIES	JURISDICTION OF INCORPORATION
Power Integrations KK	Japan

Power Integrations Limited	Cayman Islands

Power Integrations International Limited	Cayman Islands

Power Integrations Singapore Pte. Limited	Singapore

Power Integrations Netherlands B.V.	Netherlands

Power Integrations GmbH	Germany

Power Integrations Italy S.r.l	Italy

Power Integrations (Europe) Limited	United Kingdom

Power Integrations India Private Limited	India